U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of October 2002.
Total number of pages: 41.
The exhibit index is located on page 2.

NOMURA HOLDINGS, INC.
(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome
Chuo-ku, Tokyo 103-8645
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X                       Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    X                      No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

E XHIBITS

Exhibit Number	Page Number
1. [Semi-annual Financial Information – September 2002]	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

	By:	/s/ MASANORI ITATANI
Date: October 31, 2002		Masanori Itatani Director

October 31, 2002

S emi-annual Financial Information—September 2002

We are pleased to report the following consolidated Financial Information for the six months ended September 2002 prepared in accordance with US GAAP.

For further information, please contact:
Koichi Ikegami
General Manager
Investor Relations Department
Nomura Group Headquarters
Nomura Securities Co., Ltd.
9-1 Nihonbashi 1-chome, Chuo-ku
Tokyo 103-8011, Japan
TEL: +813-3211-1811

The following unaudited consolidated financial information is not intended to comply with Regulation S-X and therefore should not be construed to include all information required for interim financial information under Regulation S-X.

NOMURA HOLDINGS, INC.
FINANCIAL HIGHLIGHTS

(UNAUDITED)

				% Change	Translation into U.S. dollars
	For the six months ended/ as of					For the year ended/ as of
	September 30, 2001(A)	September 30, 2002(B)		(B) vs. (A)	September 30, 2002	March 31, 2002
	(yen amounts in millions and dollar amounts in thousands, except per share data)
FOR THE PERIOD ENDED
				%
Total revenue	¥774,385	¥430,253		(44.4)	$3,534,196	¥1,825,399
Net revenue	460,840	283,415		(38.5)	2,328,035	1,321,351
Non-interest expenses	582,908	242,778		(58.4)	1,994,233	1,148,379
Income (loss) before income taxes	(122,068)	40,637		—	333,802	172,972
Income (loss) before cumulative effect of accounting change	(77,851)	21,271		—	174,725	168,046
Cumulative effect of accounting change	—	109,799		—	901,914	—
Net income (loss)	(77,851)	131,070		—	1,076,639	168,046
Per share data :
Basic—
Income (loss) before cumulative effect of accounting change	(39.66)	10.82		—	0.09	85.57
Cumulative effect of accounting change	—	55.86		—	0.46	—
Net income (loss)	(39.66)	66.68		—	0.55	85.57
Diluted—
Income (loss) before cumulative effect of accounting change	(39.66)	10.82		—	0.09	85.32
Cumulative effect of accounting change	—	55.86		—	0.46	—
Net income (loss)	(39.66)	66.68		—	0.55	85.32
Cash dividends	—	—			—	15.00
Return on equity (ROE):	(11.1% )*	9.1	%*			11.1%
AT PERIOD-END
Total Assets	¥16,683,474	¥18,963,616			$155,771,447	¥17,758,273
Shareholders’ equity	1,360,165	1,732,621			14,232,142	1,604,929
Per share data :
Shareholders’ equity	692.91	881.56			7.24	816.48

*	ROE for the interim period is calculated as below;

(Income before cumulative effect of accounting change x 2 + Cumulative effect of accounting change)
(Shareholders’ equity at the beginning of period + Shareholders’ equity at the end of period) / 2

Results of Operations

Financial Overview

The following table provides selected consolidated income statement information for the six months ended September 2001 and 2002 and for the year ended March 31, 2002.

	Millions of yen		Translation into thousands of U.S. dollars	Millions of yen
	For the six months ended			For the year ended
	September 30, 2001	September 30, 2002	September 30, 2002	March 31, 2002
Non-interest revenue	¥462,040	¥223,340	$1,834,566	¥1,324,858
Net interest revenue	(1,200)	60,075	493,469	(3,507)

Net revenue	460,840	283,415	2,328,035	1,321,351
Non-interest expenses	582,908	242,778	1,994,233	1,148,379

Income (loss) before income taxes	(122,068)	40,637	333,802	172,972
Income tax expense (benefit)	(44,217)	19,366	159,077	4,926
Cumulative effect of accounting change(1)	—	109,799	901,914	—

Net income (loss)	(¥77,851)	¥131,070	$1,076,639	¥168,046

Annualized return on equity (ROE)	(11.1% )	9.1%		11.1%

(Note 1)    Cumulative effect of accounting change represents writing off the remaining unamortized negative goodwill associated with the acquisition of Nomura Asset Management Co., Ltd.

Nomura Holdings, Inc. and its consolidated subsidiaries (“Nomura”) reported a net revenue of ¥283 billion for the six months ended September 30, 2002, a decrease of 39% from the six months ended September 30, 2001. Non-interest expenses were ¥243 billion for the six months ended September 30, 2002, a decrease of 58% from the same period in the prior year.

The decline in net revenues and non-interest related expenses is due to the fact that the results of operation for the six months ended September, 2001 include the consolidated results of Principal Finance Group (“PFG”) entities, which were contributed to a limited partnership on March 27, 2002 in exchange for a limited partnership interest and, accordingly are not consolidated with our results of operation for the six months ended September 30, 2002. PFG accounted for ¥221 billion of net revenues and ¥243 billion of non-interest related expenses for the six months ended September 30, 2001. Excluding PFG from the consolidated results of operations for the six months ended September 30, 2001, net revenue increased ¥43 billion and non-interest related expenses decreased ¥98 billion for the six months ended September 30, 2002 compared to six months ended September 30, 2001.

Income before income taxes and net income were ¥41 billion and ¥131 billion for the six months ended September 30, 2002, respectively. This compares to a loss before income taxes and a net loss of ¥122 billion and ¥78 billion, respectively for the same period in the prior year.

Total assets were approximately ¥19.0 trillion at September 30, 2002, an increase of approximately ¥1.2 trillion from March 31, 2002 and total shareholders’ equity increased by ¥128 billion from March 31, 2002 to approximately ¥1.7 trillion at September 30, 2002. Nomura’s return on equity was 9.1% for the six months ended September 30, 2002 on an annualized basis.

Business Segments

Operating Results of Domestic Retail

	Millions of yen		Translation into thousands of U.S. dollars	Millions of yen
	For the six months ended			For the year ended
	September 30, 2001	September 30, 2002	September 30, 2002	March 31, 2002
Non-interest revenue	¥111,760	¥122,573	$1,006,842	¥226,156
Net interest revenue	1,543	1,204	9,890	2,949

Net revenue	113,303	123,777	1,016,732	229,105
Non-interest expenses	107,211	108,429	890,660	208,621

Income before income taxes	¥6,092	¥15,348	$126,072	¥20,484

Net revenue increased by 9% from the six months ended September 30, 2001 to ¥123,777 million for the six months ended September 30, 2002, mainly due to an increase in selling commissions from medium term notes and foreign currency bonds resulting from personalized investment consultation services we provide. Non-interest expenses increased by 1% from the six months ended September 30, 2001 to ¥108,429 million for the six months ended September 2002. As a result, Income before income taxes increased by 152% from the six months ended September 30, 2001 to ¥15,348 million for the six months ended September 30, 2002.

Operating Results of Global Wholesale

	Millions of yen		Translation into thousands of U.S. dollars	Millions of yen
	For the six months ended			For the year ended
	September 30, 2001	September 30, 2002	September 30, 2002	March 31, 2002
Non-interest revenue	¥128,329	¥97,645	$802,079	¥385,430
Net interest revenue	15,550	47,510	390,258	54,505

Net revenue	143,879	145,155	1,192,337	439,935
Non-interest expenses	96,978	99,707	819,016	248,657

Income before income taxes	¥46,901	¥45,448	$373,321	¥191,278

Net revenue increased by 1% from the six months ended September 30, 2001 to ¥145,155 million for the six months ended September 30, 2002, because Global Wholesale has made an effort to diversify its business portfolio under the adverse business circumstances and Fixed Income increased net gain on trading. However, Non-interest expenses increased by 3% from the six months ended September 30, 2001 to ¥99,707 for the six moths ended September 2002. As a result, Income before income taxes decreased by 3% from the six months ended September 30, 2001 to ¥45,448 million for the six months ended September 30, 2002.

Fixed Income

Net revenue increased by 74% from ¥43,902 million for the six months ended September 30, 2001 to ¥76,363 million for the six months ended September 30, 2002, mainly due to an increase in net gain on bond trading relating to medium term notes and foreign currency bonds. Non-interest expenses increased by 9% from ¥32,218 million for the six months ended September 30, 2001 to ¥35,278 million for the six moths ended September 30, 2002. As a result, Income before income taxes increased by 252% from ¥11,684 million for the six months ended September 30, 2001 to ¥41,085 million for the six months ended September 30, 2002.

Equity

Net revenue decreased by 33% from ¥63,858 million for the six months ended September 30, 2001 to ¥42,770 million for the six months ended September 30, 2002, mainly due to an decrease in net gain on equity trading resulting from the depressed global equity markets. Non-interest expenses increased by 3% from ¥31,868 million for the six months ended September 30, 2001 to ¥32,670 million for the six months ended September 30, 2002. Income before income taxes decreased by 68% from ¥31,990 million for the six months ended September 30, 2001 to ¥10,100 million for the six months ended September 30, 2002.

Investment banking and Merchant banking

Net revenue decreased by 28% from ¥36,119 million for the six months ended September 30, 2001 to ¥26,022 million for the six months ended September 30, 2002. Non-interest expenses decreased by 3% from ¥32,892 million for the six months ended September 30, 2001 to ¥31,759 million for the six months ended September 30, 2002. As a result, Income before income taxes was ¥3,227 million for the six months ended September 30, 2001 and Loss before income taxes was ¥5,737 million for the six months ended September 30, 2002.

Net revenue for Investment banking activities decreased by 22% from ¥42,456 million for the six months ended September 30, 2001 to ¥33,283 million for the six months ended September 30, 2002, mainly due to an stagnant IPO and PO volume in capital markets. Non-interest expenses for Investment banking activities decreased by 6% from ¥29,186 million for the six months ended September 30, 2001 to ¥27,487 million for the six months ended September 30, 2002. As a result, Income before income taxes for Investment banking activities decreased by 56% from ¥13,270 million for the six months ended September 30, 2001 to ¥5,796 million for the six months ended September 30, 2002.

Net revenue for Merchant banking activities changed by 15% from (¥6,337) million for the six months ended September 30, 2001 to (¥7,261) million for the six months ended September 30, 2002, mainly due to an increase in loss on private equity investments due to sluggish global equity markets. Non-interest expenses for Merchant banking activities increased by 15% from ¥3,706 million for the six months ended September 30, 2001 to ¥4,272 million for the six months ended September 30, 2002. As a result, loss before income taxes for Merchant banking activities increased by 15% from ¥10,043 million for the six months ended September 30, 2001 to ¥11,533 million for the six months ended September 30,2002.

Operating Results of Asset Management

	Millions of yen		Translation into thousands of U.S. dollars	Millions of yen
	For the six months ended			For the year ended
	September 30, 2001	September 30, 2002	September 30, 2002	March 31, 2002
Non-interest revenue	¥23,180	¥20,138	$165,418	¥46,840
Net interest revenue	603	(32)	(263)	367

Net revenue	23,783	20,106	165,155	47,207
Non-interest expenses	16,715	17,677	145,203	37,031

Income before income taxes	¥7,068	¥2,429	$19,952	¥10,176

Net revenue decreased by 15% from the six months ended September 30, 2001 to ¥20,106 million for the six months ended September 30, 2002, due to a decrease in asset management fees associated with a decrease in the outstanding balance of bond investment trusts caused mainly by the redemption of Medium-term Japanese Government Bond Fund. Non-interest expenses increased by 6% from the six months ended September 30, 2001 to ¥17,677 million for the six months ended September 30, 2002, mainly due to an increase in expenses for pension-related businesses. As a result, Income before income taxes decreased by 66% from the six months ended September 30, 2001 to ¥2,429 million for the six months ended September 30, 2002.

Other Operating Results

Other operating results include gain (loss) on investment securities, equity in earnings (losses) of affiliates and other financial adjustments. Please refer to Note 9 to the consolidated financial information for a reconciliation of segment results to income statement information. Loss before income taxes in Other decreased from ¥120,777 million for the six months ended September 30, 2001 to ¥1,587 million for the six months ended September 30, 2002. The main reason for the decrease was that impairment loss on investment in an affiliated company was ¥92,441 million for the six month ended September 30, 2001.

We introduced certain methodologies to allocate Headquarter’s expenses to our three business segments effective April 1, 2002. We created global Headquarters accounts and allocate its expenses to business segments according to benefits received by each business segment. The improvement was made to better allocate the expenses based on benefits received by each segment, and it also included allocation of headquarter’s expenses which previously were not allocated to segments. Had we not applied the current allocation methodologies for the six months ended September 30, 2002, income before income taxes for Domestic Retail, Global Wholesale and Asset Management would have been ¥19,388 million, ¥49,905 million and ¥2,768 million, respectively.

Cash Flow

Cash and cash equivalents at September 30, 2002 decreased by ¥196.9 billion compared with March 31, 2002. Net cash used in operating activities were ¥396.4 billion, due mainly to an increase in net trading activities and related assets/liabilities, despite income before cumulative effect of accounting change of ¥21.3 billion. Net cash provided by investing activities was ¥16.5 billion yen because of sales and redemption of investments in equity securities and non-trading debt securities. Net cash provided by financing activities was ¥192.9 billion owing to an increase in long-term borrowings.

NOMURA HOLDINGS, INC.
CONSOLIDATED INCOME STATEMENT INFORMATION

(UNAUDITED)

	Millions of yen		% Change	Translation into thousands of U.S. dollars	Millions of yen
	For the six months ended				For the year ended
	September 30, 2001(A)	September 30, 2002(B)	(B) vs. (A)	September 30, 2002	March 31, 2002
Revenue:
Commissions	¥70,568	¥80,776	14.5%	$663,512	¥140,001
Fees from investment banking	37,029	33,913	(8.4)	278,569	75,255
Asset management and portfolio service fees	57,404	46,095	(19.7)	378,635	109,985
Net gain on trading	82,904	66,149	(20.2)	543,363	162,228
Interest and dividends	312,345	206,913	(33.8)	1,699,630	500,541
Loss on investments in equity securities	(43,158)	(10,419)	—	(85,584)	(55,860)
Gain from changes in equity of an affiliated company	—	—	—	—	3,504
PFG entities product sales	154,093	—	—	—	294,931
PFG entities rental income	64,853	—	—	—	177,053
Gain on sales of PFG entities	—	—	—	—	116,324
Gain (loss) on private equity investments	—	(2,892)	—	(23,755)	232,472
Other	38,347	9,718	(74.7)	79,826	68,965

Total revenue	774,385	430,253	(44.4)	3,534,196	1,825,399
Interest expense	313,545	146,838	(53.2)	1,206,161	504,048

Net revenue	460,840	283,415	(38.5)	2,328,035	1,321,351

Non-interest expenses:
Compensation and benefits	176,935	121,283	(31.5)	996,246	379,540
Commissions and floor brokerage	10,161	10,030	(1.3)	82,388	20,962
Information processing and communications	40,326	37,409	(7.2)	307,286	87,252
Occupancy and related depreciation	36,530	29,100	(20.3)	239,034	73,787
Business development expenses	13,950	13,677	(2.0)	112,346	26,652
PFG entities cost of goods sold	107,035	—	—	—	200,871
PFG entities expenses associated with rental income	33,284	—	—	—	111,529
Other	164,687	31,279	(81.0)	256,933	247,786

	582,908	242,778	(58.4)	1,994,233	1,148,379

Income (loss) before income taxes	(122,068)	40,637	—	333,802	172,972

Income tax expense (benefit):
Current	25,392	13,844	(45.5)	113,718	61,898
Deferred	(69,609)	5,522	—	45,359	(56,972)

	(44,217)	19,366	—	159,077	4,926

Income (loss) before cumulative effect of accounting change	(77,851)	21,271	—	174,725	168,046
Cumulative effect of accounting change	—	109,799	—	901,914	—

Net income (loss)	(¥77,851)	¥131,070	—	$1,076,639	¥168,046

Per share of common stock:

	Yen		% Change	Translation into U.S. dollars	Yen
Basic—			%
Income (loss) before cumulative effect of accounting change	(¥39.66)	¥10.82	—	$0.09	¥85.57
Cumulative effect of accounting change	—	55.86	—	0.46	—

Net income (loss)	(¥39.66)	¥66.68	—	$0.55	¥85.57

Diluted—
Income (loss) before cumulative effect of accounting change	(¥39.66)	¥10.82	—	$0.09	¥85.32
Cumulative effect of accounting change	—	55.86	—	0.46	—

Net income (loss)	(¥39.66)	¥66.68	—	$0.55	¥85.32

NOMURA HOLDINGS, INC.
CONSOLIDATED BALANCE SHEET INFORMATION

(UNAUDITED)

	Millions of yen			Translation into thousands of U.S. dollars
	September 30, 2001	March 31, 2002	September 30, 2002	September 30, 2002
ASSETS
Cash and cash deposits:
Cash and cash equivalents	¥418,236	¥356,635	¥159,694	$1,311,763
Time deposits	169,051	381,038	416,930	3,424,757
Deposits with stock exchanges and other segregated cash	112,694	38,061	37,717	309,816

	699,981	775,734	614,341	5,046,336

Loans and receivables:
Loans receivable from customers	270,020	221,455	234,006	1,922,178
Loans receivable from other than customers	272,860	451,662	275,685	2,264,539
Receivables from customers	117,062	21,191	173,539	1,425,489
Receivables from other than customers	591,181	370,116	273,977	2,250,509
Receivables under resale agreements and securities borrowed transactions	4,540,122	6,680,001	6,916,802	56,816,182
Securities pledged as collateral	3,575,948	2,964,276	3,667,215	30,123,337
Allowance for doubtful accounts	(14,299)	(18,410)	(18,812)	(154,526)

	9,352,894	10,690,291	11,522,412	94,647,708

Trading assets and private equity investments:
Securities inventory	3,980,006	4,302,217	4,794,443	39,382,643
Derivative contracts	286,135	293,266	417,724	3,431,280
Private equity investments	—	281,774	270,679	2,223,419

	4,266,141	4,877,257	5,482,846	45,037,342

Other:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥208,026 million at September 30, 2001, ¥221,113 million at March 31, 2002, and ¥176,274 million ($1,447,955 thousand) at September 30, 2002, respectively)	161,064	170,762	181,359	1,489,725
PFG entities land, buildings, equipment and furniture and fixtures (net of accumulated depreciation and amortization of ¥88,360 million at September 30, 2001.)	810,385	—	—	—
Lease deposits	83,224	74,591	77,842	639,412
Non-trading debt securities	320,846	426,400	402,479	3,306,054
Investments in equity securities	223,195	192,377	170,690	1,402,086
Investments in and advances to affiliated companies	258,355	257,089	263,892	2,167,669
Deferred tax assets	83,827	132,808	112,682	925,595
Other assets	423,562	160,964	135,073	1,109,520

	2,364,458	1,414,991	1,344,017	11,040,061

Total assets	¥16,683,474	¥17,758,273	¥18,963,616	$155,771,447

NOMURA HOLDINGS, INC.
CONSOLIDATED BALANCE SHEET INFORMATION

(UNAUDITED)

	Millions of yen			Translation into thousands of U.S. dollars
	September 30, 2001	March 31, 2002	September 30, 2002	September 30, 2002
LIABILITIES AND SHAREHOLDERS’ EQUITY
Payables, borrowings and deposits:
Payables to customers	¥256,995	¥729,907	¥263,265	$2,162,519
Payables to other than customers	510,486	182,760	193,430	1,588,878
Payables under repurchase agreements and securities loaned transactions	7,589,669	8,245,492	9,728,958	79,915,870
Short-term borrowings	1,550,331	1,689,504	1,813,442	14,896,024
Time and other deposits received	292,233	338,925	196,611	1,615,007

	10,199,714	11,186,588	12,195,706	100,178,298

Trading liabilities:
Securities sold but not yet purchased	1,829,613	2,387,847	2,538,738	20,853,770
Derivative contracts	380,048	305,899	360,001	2,957,130

	2,209,661	2,693,746	2,898,739	23,810,900

Other liabilities:
Accrued income taxes	28,731	50,920	19,024	156,268
Accrued pension and severance costs	43,623	56,109	57,083	468,893
Other	439,977	411,127	236,213	1,940,307

	512,331	518,156	312,320	2,565,468

Long-term borrowings	1,478,472	1,754,854	1,824,230	14,984,639

Non-recourse PFG entities loans and bonds	923,131	—	—	—

Total liabilities	15,323,309	16,153,344	17,230,995	141,539,305

Commitments and contingencies (See note 7)
Shareholders’ equity:
Common stock
Issued—1,962,980,444 shares, 1,965,919,860 shares, and 1,965,919,860 shares at September 30, 2001, March 31, 2002, and September 30, 2002, respectively	182,800	182,800	182,800	1,501,561

Additional paid-in capital	146,136	150,979	151,066	1,240,890

Retained earnings	1,099,808	1,316,221	1,447,291	11,888,377

Accumulated other comprehensive income
Minimum pension liability adjustment	(18,426)	(24,972)	(23,900)	(196,320)
Cumulative translation adjustments	(50,138)	(19,685)	(23,766)	(195,219)

	(68,564)	(44,657)	(47,666)	(391,539)

	1,360,180	1,605,343	1,733,491	14,239,289
Less—Common stock held in treasury, at cost—7,525 shares, 246,075 shares, 510,599 shares at September 30, 2001, March 31, 2002 and September 30, 2002, respectively	(15)	(414)	(870)	(7,147)

Total shareholders’ equity	1,360,165	1,604,929	1,732,621	14,232,142

Total liabilities and shareholders’ equity	¥16,683,474	¥17,758,273	18,963,616	$155,771,447

NOMURA HOLDINGS, INC.
CONSOLIDATED INFORMATION OF CASH FLOWS

(UNAUDITED)

	Millions of yen	Translation into thousands of U.S. dollars	Millions of yen
	For the six months ended September 30, 2002	For the six months ended September 30, 2002	For the year ended March 31, 2002
Cash flows from operating activities:
Net income	¥131,070	$1,076,639	¥168,046

Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Cumulative effect of accounting change	(109,799)	(901,914)	—
Depreciation and amortization	14,920	122,556	70,042
Loss on investments in equity securities	10,419	85,584	55,860
Gain on sales of PFG entities	—	—	(116,324)
Gain (loss) on private equity investments	2,892	23,755	(232,472)
Deferred income tax expense (benefit)	5,522	45,359	(56,972)
Changes in operating assets and liabilities:
Time deposits	(35,009)	(287,572)	(97,592)
Deposits with stock exchanges and other segregated cash	(1,880)	(15,443)	10,695
Trading assets and private equity investments	(694,603)	(5,705,627)	(854,907)
Trading liabilities	235,433	1,933,900	(264,355)
Receivables under resale agreements and securities borrowed transactions	(537,419)	(4,414,482)	(379,434)
Payables under repurchase agreements and securities loaned transactions	1,872,243	15,379,029	363,754
Loans and other receivables, net of allowance	(638,909)	(5,248,143)	(107,129)
Time and other deposits received and other payables	(591,554)	(4,859,159)	3,326
Accrued income taxes	(18,923)	(155,438)	6,058
Other, net	(40,758)	(334,794)	128,020

Net cash used in operating activities	(396,355)	(3,255,750)	(1,303,384)

Cash flows from investing activities:
Payments for purchases of office buildings, land, equipment and facilities	(20,756)	(170,494)	(92,168)
Proceeds from sales of office buildings, land, equipment and facilities	285	2,341	25,762
Payments for purchases of investments in equity securities	(1,134)	(9,315)	(3,017)
Proceeds from sales of investments in equity securities	20,079	164,933	36,621
Business combinations, net of cash acquired	—	—	(258,987)
Cash contributed to private equity investments	—	—	(95,720)
Proceeds from sales of PFG entities	—	—	129,469
Decrease in non-trading debt securities, net	23,033	189,198	178,869
(Increase) decrease in other investments and other assets	(4,986)	(40,956)	26,989

Net cash provided by (used in) investing activities	16,521	135,707	(52,182)

Cash flows from financing activities:
Increase in long-term borrowings	375,638	3,085,576	1,499,309
Decrease in long-term borrowings	(109,488)	(899,359)	(966,131)
(Decrease) increase in short-term borrowings	(43,815)	(359,906)	696,681
Payments of cash dividends	(29,485)	(242,197)	(34,352)

Net cash provided by financing activities	192,850	1,584,114	1,195,507

Effect of exchange rate changes on cash and cash equivalents	(9,957)	(81,789)	13,018

Net decrease in cash and cash equivalents	(196,941)	(1,617,718)	(147,041)
Cash and cash equivalents at beginning of the period	356,635	2,929,481	503,676

Cash and cash equivalents at end of the period	¥159,694	$1,311,763	¥356,635

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

(UNAUDITED)

1.    Description of Business:

Nomura Holdings, Inc. (the “Company”) and its broker-dealer, banking and other financial services subsidiaries provide investment, financing and related services to individuals, institutional and governmental customers on a global basis. Such services include equity and fixed income brokerage, trading, underwriting, distribution and clearance; trading of foreign exchange and futures contracts and other derivatives in a broad range of asset categories, rates and indices; investment banking, real estate, project finance and other corporate finance advisory activities; international merchant banking and other principal investment activities; and asset management, private banking, trust and custody services.

2.    Basis of Financial Information:

The consolidated financial information includes the accounts of the Company, its majority-owned subsidiaries and other entities in which the Company has a controlling financial interest (collectively, referred to as “Nomura”). All material intercompany transactions have been eliminated in consolidation. The consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”), which requires management to make estimates regarding certain financial instrument valuation, the outcome of litigation, the recovery of the carrying value of certain assets, the allowance for loan loss reserves, the realization of deferred tax assets and other matters that affect the carrying value of reported assets and liabilities and the related disclosures. Estimates, by their nature are based on judgment and available information. Therefore, actual results may differ from estimates, which could have a material impact on the consolidated financial information.

The financial information as of and for the year ended March 31, 2002 has been derived from the audited March 31, 2002 financial statements included in Nomura’s annual report filed with the Securities and Exchange Commission of Form 20-F. The interim consolidated financial information as of September 30, 2002 and 2001 and for the six-month periods then ended is unaudited; however, in the opinion of management, such information includes all adjustments, consisting only of normal and recurring items, necessary for a fair presentation. Certain footnote disclosures, including Nomura’s significant accounting policy, which are normally required under U.S.GAAP have been omitted, accordingly, the unaudited interim financial information should be read in conjunction with the audited consolidated financial statements included in the Company’s annual report. The nature of Nomura’s business is such that the results of operation for any interim period are not necessarily indicative of the results for the entire fiscal year.

3.    Change in Method of Accounting for Stock Options:

Effective April 1, 2002 Nomura changed its method of accounting for stock-based compensation plans. Nomura has adopted the fair-value-based method of accounting for company stock options as outlined in SFAS No. 123, “Accounting for Stock-Based Compensation”. Stock options awarded prior to April 1, 2002 will continue to be accounted for under the intrinsic value method of accounting under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”. The effect of this change in accounting was to increase compensation and benefits expense and decrease income before income taxes by ¥87 million ($715 thousand) for the six-months ended September 30, 2002.

4.    Cumulative Effect of Accounting Change:

In June 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”). SFAS No. 142 no longer permits the amortization of goodwill and intangible assets with indefinite lives. Instead these assets must be reviewed annually, or more frequently in certain circumstance, for impairment. Intangible assets that have determinable lives will continue to be amortized over their useful lives and reviewed for impairment. In addition, negative goodwill that arises in a business combination must be written off immediately. Nomura adopted SFAS No. 142 effective April 1, 2002, which resulted in writing off negative goodwill arising from a previous business combination of ¥109,799 million ($901,914 thousand), net of taxes.

5.    New Accounting Pronouncements:

In June 2002, the FASB issued SFAS No. 146 “Accounting for Costs Associated with Exit or Disposal Activities”. This standard requires companies to recognize costs associated with the exit or disposal of activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 will replace the existing guidance provided in Emerging Issues Task Force Issue No. 94-3 “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”. SFAS No.146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002.

In October 2002, the FASB issued SFAS No. 147 “Acquisition of Certain Financial Institutions”. This standard required the acquisitions of financial institutions to be accounted for under SFAS No. 141 “Business Combinations” and SFAS 142 “Goodwill and Other Intangible Assets” and removes the acquisition of financial institutions from the scope of SFAS No. 72 “ Accounting for Certain Acquisitions of Banking or Thrift Institutions” and FASB Interpretation No. 9 “Applying APB Opinion No.16 and 17 When a Savings and Loan Association or a Similar Institution Is Acquired in a Business Combination Accounted for by the Purchase Method”.

The Company does not believe that the adoption of these two new standards will have a material effect on the Company’s consolidated financial information.

6.    U.S. dollar amounts:

The U.S. dollar amounts are included solely for the convenience of the reader and have been translated at the rate of ¥121.74 = US$1, the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on September 30, 2002. This translation should not be construed to imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in U.S. dollars.

7.    Credit commitments and contingencies:

In the normal course of the companys’ banking and financing activities, we enter into contractual commitments to extend credit, standby letters of credit, underwriting commitments and issuance of financial guarantees, which generally have a fixed expiration date. Contractual amounts of these commitments outstanding at September 30, 2002 and March 31, 2002 were as follows:

	Millions of yen	Translation into thousands of U.S. dollars	Millions of yen
	September 30, 2002	September 30, 2002	March 31, 2002
Commitments to extend credit and note issuance facility	¥135,172	$1,110,333	¥138,599
Standby letters of credit and financial guarantees	44,618	366,502	25,721

8.    Movement of consolidated retained earnings:

	Millions of yen	Translation into thousands of U.S. dollars	Millions of yen
	September 30, 2002	September 30, 2002	March 31, 2002
Balance at beginning of period	¥1,316,221	$10,811,738	¥1,177,660
Dividends	—	—	(29,485)
Net income	131,070	1,076,639	168,046

Balance at end of period	¥1,447,291	$11,888,377	¥1,316,221

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION (Continued)

(UNAUDITED)

9.    Segment Information—Operating segment:

Business segments’ results for the six months ended September 30, 2001, 2002, and for the year ended March 31, 2002, are shown in the following table.

	Millions of yen
	Domestic Retail	Global Wholesale	Asset Management	Other (Inc. elimination)	Total
Six months ended September 30, 2001
Non-interest revenue	¥111,760	¥128,329	¥23,180	¥7,145	¥270,414
Net interest revenue	1,543	15,550	603	12,343	30,039

Net revenue	113,303	143,879	23,783	19,488	300,453
Non-interest expenses	107,211	96,978	16,715	140,265	361,169

Income (loss) before income taxes	¥6,092	¥46,901	¥7,068	(¥120,777)	(¥60,716)

Six months ended September 30, 2002
Non-interest revenue	¥122,573	¥97,645	¥20,138	¥2,956	¥243,312
Net interest revenue	1,204	47,510	(32)	11,393	60,075

Net revenue	123,777	145,155	20,106	14,349	303,387
Non-interest expenses	108,429	99,707	17,677	15,936	241,749

Income (loss) before income taxes	¥15,348	¥45,448	¥2,429	(¥1,587)	¥61,638

	Change (%)
Income (loss) before income taxes
Six months ended September, 2002 vs. 2001	151.9	(3.1)	(65.6)	—	—

	Translation into thousands of U.S. dollars
Six months ended September 30, 2002
Non-interest revenue	$1,006,842	$802,079	$165,418	$24,281	$1,998,620
Net interest revenue	9,890	390,258	(263)	93,585	493,470

Net revenue	1,016,732	1,192,337	165,155	117,866	2,492,090
Non-interest expenses	890,660	819,016	145,203	130,902	1,985,781

Income (loss) before income taxes	$126,072	$373,321	$19,952	($13,036)	$506,309

	Millions of yen
For the year ended March 31, 2002
Non-interest revenue	¥226,156	¥385,430	¥46,840	¥11,171	¥669,597
Net interest revenue	2,949	54,505	367	14,422	72,243

Net revenue	229,105	439,935	47,207	25,593	741,840
Non-interest expenses	208,621	248,657	37,031	168,990	663,299

Income (loss) before income taxes	¥20,484	¥191,278	¥10,176	(¥143,397)	¥78,541

NOMURA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION (Continued)

(UNAUDITED)

Transactions between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in the “Other” column.
The following table presents the major components of income/ (loss) before income taxes in “Other”.

	Millions of yen		Translation into thousands of U.S. dollars	Millions of yen
	For the six months ended			For the year ended
	September 30, 2001	September 30, 2002	September 30, 2002	March 31, 2002
Gain/(loss) on not designated hedging instruments	¥3,671	(¥1,753)	($14,400)	¥31,435
(Loss)/gain on investment securities	(1,949)	10,892	89,469	218
Equity in (losses)/earnings of affiliates	(8,608)	353	2,900	(9,551)
Corporate items	(17,818)	(678)	(5,569)	(41,730)
Amortization of goodwill and negative goodwill	6,487	—	—	13,316
Impairment loss on investment in an affiliated company	(92,441)	—	—	(92,441)
Multi-employer pension plan	(18,720)	—	—	(18,720)
Profit from changes in equity of an affiliated company	—	—	—	3,504
Others	8,601	(10,401)	(85,436)	(29,428)

Total	(¥120,777)	(¥1,587)	($13,036)	(¥143,397)

The table below presents a reconciliation of the combined segment information included in the table on previous page to reported net revenue and income before income taxes in the consolidated income statement information.

	Millions of yen		Translation into thousands of U.S. dollars	Millions of yen
	For the six months ended			For the year ended
	September 30, 2001	September 30, 2002	September 30, 2002	March 31, 2002
Net revenue	¥300,453	¥303,387	$2,492,090	¥741,840
Unrealized loss on investments in equity securities held for relationship purpose	(44,968)	(21,675)	(178,043)	(60,177)
Effect of consolidation/deconsolidation of the PFG entities and other private equity investee companies	205,355	1,703	13,988	639,688

Consolidated net revenue	¥460,840	¥283,415	$2,328,035	¥1,321,351

Income before income taxes	(¥60,716)	¥61,638	$506,309	¥78,541
Unrealized (loss) on investments in equity securities held for relationship purpose	(44,968)	(21,675)	(178,043)	(60,177)
Effect of consolidation/deconsolidation of the PFG entities and other private equity investee companies	(16,384)	674	5,536	154,608

Consolidated income(loss) before income taxes	(¥122,068)	¥40,637	$333,802	¥172,972

NOMURA HOLDINGS, INC.
SUPPLEMENTARY INFORMATION

(UNAUDITED)

“Commissions received” and “Net gain on trading” consist of the following.

Commissions received

	Millions of yen		% Change	Translation into thousands of U.S. dollars	Millions of yen
	For the six months ended				For the year ended
	September 30, 2001(A)	September 30, 2002(B)	(B) vs. (A)	September 30, 2002	March 31, 2002
Commissions	¥70,568	¥80,776	14.5	$663,512	¥140,001

Brokerage Commissions	49,929	47,290	(5.3)	388,451	97,505
Commissions for Distribution of Investment Trust	12,500	18,004	44.0	147,889	26,728
Fees from Investment Banking	37,029	33,913	(8.4)	278,569	75,255

Underwriting and Distribution	29,482	25,611	(13.1)	210,375	61,010
M&A / Financial Advisory Fees	7,134	7,163	0.4	58,839	13,383
Asset Management and Portfolio Service Fees	57,404	46,095	(19.7)	378,635	109,985

Asset Management Fee	52,320	41,461	(20.8)	340,570	100,142
Total	¥165,001	¥160,784	(2.6)	$1,320,716	¥325,241

Net gain on trading

	Millions of yen		% Change	Translation into thousands of U.S. dollars	Millions of yen
	For the six months ended				For the year ended
	September 30, 2001(A)	September 30, 2002(B)	(B) vs. (A)	September 30, 2002	March 31, 2002
Merchant Banking	(¥10,071)	(¥2,246)	—	($18,449)	(¥6,828)
Equity Trading	59,752	15,064	(74.8)	123,739	113,036
Fixed Income and Other Trading	33,223	53,331	60.5	438,073	56,020

Total	¥82,904	¥66,149	(20.2)	$543,363	¥162,228

NOMURA HOLDINGS, INC.
CONSOLIDATED INCOME STATEMENT INFORMATION

(UNAUDITED)

	Millions of yen
	For the three months ended
	June 30, 2001	September 30, 2001	December 31, 2001	March 31, 2002	June 30, 2002	September 30, 2002
Revenue:
Commissions	¥39,597	¥30,971	¥34,587	¥34,846	¥46,091	¥34,685
Fees from investment banking	14,122	22,907	19,632	18,594	15,632	18,281
Asset management and portfolio service fees	29,639	27,765	25,695	26,886	24,190	21,905
Net gain on trading	72,780	10,124	47,779	31,545	36,964	29,185
Interest and dividends	182,491	129,854	107,405	80,791	91,065	115,848
(Loss) profit on investments in equity securities	(1,423)	(41,735)	(13,370)	668	(3,325)	(7,094)
Profit from changes in equity of an affiliated company	—	—	3,504	—	—	—
PFG entities product sales	86,528	67,565	67,834	73,004	—	—
PFG entities rental income	28,210	36,643	56,066	56,134	—	—
Gain on sales of PFG entities	—	—	—	116,324	—	—
Gain (loss) on private equity investments	—	—	—	232,472	3,037	(5,929)
Other	18,422	19,925	14,878	15,740	3,317	6,401

Total revenue	470,366	304,019	364,010	687,004	216,971	213,282
Interest expense	180,203	133,342	107,757	82,746	74,305	72,533

Net revenue	290,163	170,677	256,253	604,258	142,666	140,749

Non-interest expenses:
Compensation and benefits	80,091	96,844	74,773	127,832	63,595	57,688
Commissions and floor brokerage	4,891	5,270	5,248	5,553	4,477	5,553
Information processing and communications	19,825	20,501	22,543	24,383	18,176	19,233
Occupancy and related depreciation	20,671	15,859	15,778	21,479	14,563	14,537
Business development expenses	6,029	7,921	5,423	7,279	5,895	7,782
PFG entities cost of goods sold	61,387	45,648	46,492	47,344	—	—
PFG entities expenses associated with rental income	15,040	18,244	36,883	41,362	—	—
Other	29,358	135,329	31,501	51,598	17,589	13,690

	237,292	345,616	238,641	326,830	124,295	118,483

Income(loss) before income taxes	52,871	(174,939)	17,612	277,428	18,371	22,266

Income tax expense(benefit):
Current	15,224	10,168	17,556	18,950	15,100	(1,256)
Deferred	11,505	(81,114)	(1,886)	14,523	(4,775)	10,297

	26,729	(70,946)	15,670	33,473	10,325	9,041

Income(loss) before cumulative effect of accounting change	26,142	(103,993)	1,942	243,955	8,046	13,225
Cumulative effect of accounting change	—	—	—	—	109,799	—

Net income(loss)	¥26,142	(¥103,993)	¥1,942	¥243,955	¥117,845	¥13,225

Per share of common stock:	Yen

Basic—
Income(loss) before cumulative effect of accounting change	¥13.32	(¥52.98)	¥0.99	¥124.10	¥4.09	¥6.73
Cumulative effect of accounting change	—	—	—	—	55.86	—

Net income(loss)	¥13.32	(¥52.98)	¥0.99	¥124.10	¥59.95	¥6.73

Diluted—
Income(loss) before cumulative effect of accounting change	¥13.30	(¥52.98)	¥0.99	¥123.72	¥4.09	¥6.73
Cumulative effect of accounting change	—	—	—	—	55.86	—

Net income(loss)	¥13.30	(¥52.98)	¥0.99	¥123.72	¥59.95	¥6.73

Financial Summary For the Six Months Ended September 30, 2002

Date:	October 31, 2002
Company name (code number):	Nomura Holdings, Inc. (8604)
Head office:	1-9-1, Nihonbashi, Chuo-ku, Tokyo 103-8011, Japan
Stock exchange listings:	(In Japan) Tokyo, Osaka, Nagoya
(Overseas) New York, Amsterdam, Singapore
Representative:	Junichi Ujiie
President and Chief Executive Officer, Nomura Holdings, Inc.
For inquiries:	Koichi Ikegami
General Manager, Investor Relations Department, Nomura Group Headquarters, Nomura Securities Co., Ltd.
Tel: (Country Code 81) 3-3211-1811
URL(http://www.nomura.com)

(1)	Operating Results

	Six Months Ended September 30				Year Ended March 31
	2002		2001		2002
	(yen amounts in millions, except per share data)
Total revenue	¥430,253		¥774,385		¥1,825,399
change from the six months ended September 30, 2001	(44.4%	)
Net revenue	¥ 283,415		¥460,840		¥1,321,351
change from the six months ended September 30, 2001	(38.5%	)
Income (loss) before income taxes	¥40,637		(¥122,068)		¥172,972
change from the six months ended September 30, 2001	—
Net income (loss)	¥131,070		(¥77,851)		¥168,046
change from the six months ended September 30, 2001	—
Basic net income (loss) per share	¥66.68		(¥39.66)		¥85.57
Diluted net income (loss) per share	¥66.68		(¥39.66)		¥85.32
Return on shareholders’ equity	9.1%	*	(11.1%	) *	11.1%
Equity in earnings of affiliates	¥470		(¥8,608)		(¥6,012)
Average number of shares outstanding	1,965,537 thousand		1,962,951 thousand		1,963,881 thousand

*	ROE for the interim period is calculated as below;

(Income before cumulative effect of accounting change x 2 + Cumulative effect of accounting change)
(Shareholders’ equity at the beginning of period + Shareholders’ equity at the end of period) / 2

(2)	Financial Position

	At September 30		At March 31
	2002	2001	2002
	(yen amounts in millions, except per share data)
Total assets	¥18,963,616	¥16,683,474	¥17,758,273
Shareholders’ equity	¥1,732,621	¥1,360,165	¥1,604,929
Shareholders’ equity as a percentage of total assets	9.1%	8.2%	9.0%
Book value per share	¥881.56	¥692.91	¥816.48
Numbers of shares outstanding	1,965,409 thousand	1,962,973 thousand	1,965,674 thousand

(3)	Scope of consolidation and equity method application

Number of consolidated subsidiaries    112
Number of affiliated companies, which were accounted for by the equity method    11

(4)	Movement in the scope of consolidation and equity method application for this period

Number of consolidation	Inclusion 10	Exclusion 2
Number of equity method application	Inclusion 1

Nomura provides investment, financing and related services in the capital markets on a global basis, and in the capital markets there exist various uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, releases its results on a more frequent quarterly basis, and does not present earnings forecasts.

Our Significant Subsidiaries

The following table lists Nomura and its significant subsidiaries, the location of their principal offices and the jurisdictions in which they are organized.

Location/Jurisdiction
Nomura Holdings, Inc.	Tokyo, Japan
Domestic Subsidiaries
Nomura Securities Co., Ltd.	Tokyo, Japan
Nomura Asset Management Co., Ltd.	Tokyo, Japan
Nomura Babcock and Brown Co., Ltd.	Tokyo, Japan
Nomura Investor Relations Co., Ltd.	Tokyo, Japan
The Nomura Fundnet Securities Co., Ltd.	Tokyo, Japan
The Nomura Trust and Banking Co., Ltd.	Tokyo, Japan
Nomura Business Services Co., Ltd.	Tokyo, Japan

Overseas Subsidiaries
Nomura Holding America Inc.	New York, United States
Nomura Securities International, Inc.	New York, United States
Nomura Corporate Research and Asset Management Inc.	New York, United States
Nomura Global Financial Products, Inc.	New York, United States

Nomura Europe Holdings plc	London, United Kingdom
Nomura International plc	London, United Kingdom
Nomura Bank (Switzerland) Ltd.	Zurich, Switzerland
Nomura Bank (Deutschland) GmbH	Frankfurt, Germany
Banque Nomura France	Paris, France
Nomura Italia S.I.M. p.A.	Milan, Italy
Nomura Bank (Luxembourg) S.A.	Luxembourg
Nomura Bank International plc	London, United Kingdom

Nomura Asia Holding N.V.	Amsterdam, The Netherlands
Nomura International (Hong Kong) Limited	Hong Kong
Nomura Investment Banking (Middle East) E.C.	Manama, Bahrain
Nomura Singapore Limited	Singapore, Singapore
Nomura Advisory Services (Malaysia) Sdn. Bhd.	Kuala Lumpur, Malaysia
Nomura Australia Limited	Sydney, Australia

PT Nomura Indonesia	Jakarta, Indonesia
Nomura Principal Investment plc	London, United Kingdom
Nomura Global Funding plc	London, United Kingdom
Nomura Europe Finance N.V.	Amsterdam, The Netherlands

Affiliates
Nomura Research Institute, Ltd.
JAFCO Co., Ltd.
Nomura Land and Building Co.,Ltd.
Capital Nomura Securities Public Company Limited

Corporate Goals and Principles

Nomura Holdings, Inc. (the “Company”) and its consolidated subsidiaries (together with the Company, “Nomura”) are managed as a single entity under the “Nomura Group.”

Nomura identifies its core businesses as the securities and other closely related businesses. By concentrating our management resources on these areas we aim to become a globally competitive Japanese financial services group. This also enables us to play an active role as a financial services group supporting Japan’s economic development.

Business Strategy

In formulating our business strategy we focus on global coordination of divisions rather than individual legal entities. Our business portfolio is composed of Domestic Retail, Global Wholesale and Asset Management. Global Wholesale consists of Fixed Income, Equity, Investment Banking and Merchant Banking.

Our group management strategies are formulated by the Company’s Strategic Management Committee (“SMC”) from a company-wide perspective. The SMC is responsible for formulating group management strategy and the efficient and flexible allocation of management resources based on close examination of the business plans of each division. This enables us to respond in a prompt and accurate fashion to the changing business environment and increasing diversification of client needs.

Close coordination between our three business divisions is the source of Nomura’s competitive strength. By capitalizing on this synergy effect to the fullest we aim to broaden our customer base in Japan and overseas as well as improve profitability.

Strategies by Division

Domestic Retail

By effectively linking our domestic network comprising 128 branch offices nationwide and other domestic retail related departments, our business targets an enormous market of individual and corporate financial assets totaling approximately 2,100 trillion yen. Nomura’s basic domestic retail strategy is growth oriented. Based on our unique business model that combines value-added personalized consulting services with IT-related services, we endeavor to continually grow our customer base by earning investors’ trust and expand sustained revenues through investment consultation services that cater precisely to clients’ implicit and explicit needs.

Global Wholesale

The Japanese economy has entered a phase of structural reform as evidenced by the country’s financial and economic globalization as well as various efforts on the part of companies to extricate themselves from the prolonged slowdown. As a key player in the global capital markets, Global Wholesale provides value-added solution-finding services to establish a strong presence in Japan focusing on global business.

Asset Management

Asset Management broadly consists of two areas: asset management business based on investment trusts and investment advisory contracts, and the defined contribution pension plan business. Asset management plays a central function comprising financial and securities business. By further enhancing its asset management and product development capabilities, Nomura’s Asset Management division is working to consistently increase its assets under management and establish a stable revenue source from those assets.

Target

The return on equity (ROE) of a securities company fluctuates widely due to the nature of the securities business. However, Nomura emphasizes maximizing shareholder value by achieving its target average ROE of 10-15% in the mid- to long-term.

In order to achieve this target, each business division operates utilizing the resources allocated to it by the SMC. The SMC monitors the performance of each business division using indicators such as Nomura Value Added (NVA: profit after tax and capital cost reduction).

Dividend Policy

Achieving target ROE and increasing shareholders’ equity by emphasizing ROE in our business management techniques remain most important to Nomura. Therefore, we will determine the dividend amount based on the level of ROE achieved while maintaining sufficient capital to avail ourselves of developing new businesses.

As for retained profits, we intend to invest in business areas where high profitability and growth are expected, including development and expansion of infrastructure, to increase ROE.

Reduction of the Size of Trading Units

Nomura acknowledges reduction of the size of trading units as important to allow greater access to investors and as conducive to expanding the securities market. We will consider such reductions following the revision of the Commercial Code, etc.

Recent Developments in Corporate Governance

Two of the Company’s eleven directors were appointed from outside Nomura with a view to enhancing management accountability. We also established the Advisory Board as a consultative body to the SMC. This board consists of top management figures from global Japanese corporations who offer valuable management advice and recommendations.

We established the Executive Compensation Committee, which consists of two outside directors and the Company’s President, to discuss modalities for Nomura Group compensation.

We set up the Audit Committee to promote increased corporate propriety across the entire Nomura Group and develop internal regulations. An outside director is a member of this committee.

Nomura is working to further strengthen its corporate governance with regard to enhancing management accountability and shareholder value in order to fully meet its obligations as a key player representing Japan in the global capital markets.

Current Challenges

Japan’s socioeconomic structure is currently undergoing significant changes geared towards freeing itself from the protracted economic downturn. We believe contributing to this change through the capital markets is an important role Nomura cannot ignore. At the same time, we are also fully committed to continuing our company-wide challenge to broaden the public’s knowledge of securities investment through sponsored lectures on securities business at universities as part of our efforts to broaden the number of market participants. The purpose behind this is development of Japan’s capital markets, a key part of the nation’s social infrastructure. Such growth is vital for achieving sustained economic development.

Unconsolidated Financial Information of Major Consolidated Entities

(UNAUDITED)

The unconsolidated financial information, prepared under Japanese GAAP, is presented for the following entities;

-	Nomura Holdings, Inc. (Parent Company Only)
-	Nomura Securities Co., Ltd.
-	Nomura Asset Management Co., Ltd.

Financial Summary For the Six Months Ended September 30, 2002

(Unconsolidated)

Date:	October 31, 2002
Company name (code number):	Nomura Holdings, Inc. (8604)
URL(http://www.nomura.com)
Head office:	1-9-1, Nihonbashi, Chuo-ku, Tokyo 103-8011, Japan
Stock exchange listings:	(In Japan) Tokyo, Osaka, Nagoya
(Overseas) New York, Amsterdam, Singapore
Representative:	Junichi Ujiie
President and Chief Executive Officer, Nomura Holdings, Inc.
For inquiries:	Koichi Ikegami
General Manager, Investor Relations Department,
Nomura Group Headquarters, Nomura Securities Co., Ltd.
Tel: (Country Code 81) 3-3211-1811
Number of shares in unit share system:	1,000 shares

(1)    Operating Results

	Operating Revenue	Operating Income	Ordinary Income
	(in millions of yen except per share data)
Six Months Ended September 30, 2002	50,064	5,116	7,240
Year Ended March 31, 2002	269,122	59,336	68,186

	Net Profit	Net Profit per share (Yen)
Six Months Ended September 30, 2002	10,264	5.22
Year Ended March 31, 2002	(37,212)	(18.94)

1.	Average number of shares issued and outstanding during:
Six months ended September 30, 2002: 1,965,537,273
Year ended March 31, 2002: 1,963,873,451

2.	Change in accounting method: None

3.
On October 1, 2001, the corporate separation date, Nomura Holdings, Inc. (the Company) implemented corporate separation and the operation of the securities and other related businesses was succeeded by Nomura Securities Co., Ltd., the Company’s wholly-owned subsidiary and the Company became a holding company. The results for the year ended March 2002 include the revenue related to the securities businesses when the Company was engaged in securities business activities (from April 1, 2001 to September 30, 2001).

(2)    Financial Position

	Total Assets	Shareholders’ Equity	Shareholders’ Equity/ Total Liabilities and Shareholders’ Equity (%)	Shareholders’ Equity Per Share (Yen)
	(in millions of yen except per share data and percentages)
September 30, 2002	2,047,106	1,409,498	68.9	717.15
March 31, 2002	2,023,909	1,441,634	71.2	733.40

1.	Number of shares issued and outstanding at:

September 30, 2002	1,965,409,261
March 31, 2002	1,965,673,785

2.	Number of treasury stock issued and outstanding at:

September 30, 2002	510,599
March 31, 2002	246,075

*
On October 1, 2001, The Nomura Securities Co., Ltd. completed its reorganization and adopted a holding company structure. On the same date, The Nomura Securities Co., Ltd. transferred its securities and securities-related business to Nomura Securities Spin-off Preparation Co., Ltd. On the same day, The Nomura Securities Co., Ltd. and Nomura Securities Spin-off Preparation Co., Ltd. changed their names to Nomura Holdings, Inc. and Nomura Securities Co., Ltd., respectively. The unconsolidated results for the six months period ended September 30, 2001 are not comparable to the current year; therefore only the results of current year and the prior year are presented.

Nomura Holdings, Inc.

Unconsolidated Balance Sheet Information

(Unaudited)

	September 30, 2002	March 31, 2002	Increase/(Decrease)
	(Millions of yen)
ASSETS
Current Assets	508,817	475,668	33,149

Cash and time deposits	3,336	23,444	(20,107)
Short-term loans receivable	454,990	367,308	87,682
Deferred tax assets	19,705	63,313	(43,607)
Other current assets	31,316	22,051	9,265
Allowance for doubtful accounts	(531)	(448)	(82)
Fixed Assets	1,538,288	1,548,240	(9,952)

Tangible fixed assets	44,433	45,184	(750)
Intangible assets	60,572	55,951	4,621
Investments and others	1,433,281	1,447,104	(13,822)
Investment securities	161,179	196,726	(35,546)
Investments in subsidiaries and affiliates (at cost)	1,025,489	1,024,089	1,400
Long-term loans receivable	120,000	120,000	—
Long-term guarantee deposits	60,809	61,606	(796)
Deferred tax assets	48,483	23,976	24,506
Other investments	17,453	21,006	(3,553)
Allowance for doubtful accounts	(133)	(299)	166

TOTAL ASSETS	2,047,106	2,023,909	23,197

LIABILITIES
Current liabilities	204,860	277,158	(72,297)

Short-term borrowings	—	20,000	(20,000)
Bond with maturity of less than one year	28,641	28,641	—
Payables to customers and others	158,294	204,342	(46,048)
Accrued income taxes	1	160	(159)
Directors’ retirement allowance	—	2,851	(2,851)
Other current liabilities	17,924	21,162	(3,238)
Long-term liabilities	432,747	305,116	127,630

Bonds payable	62,631	2,631	60,000
Long-term borrowings	369,500	301,500	68,000
Other long-term liabilities	616	985	(369)

TOTAL LIABILITIES	637,607	582,274	55,332

SHAREHOLDERS’ EQUITY
Common stock	182,799	182,799	—
Capital reserves	112,504	112,504	—
Additional paid-in capital	112,504	112,504	—
Earned surplus	1,089,019	1,108,639	(19,620)
Earned surplus reserve	81,858	81,858	—
Voluntary reserve	990,041	1,040,062	(50,021)
Unappropriated retained earnings	17,119	(13,280)	30,400
Net unrealized gain on investments	26,045	38,104	(12,058)
Treasury stock	(870)	(413)	(456)

TOTAL SHAREHOLDERS’ EQUITY	1,409,498	1,441,634	(32,135)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,047,106	2,023,909	23,197

Nomura Holdings, Inc.

Unconsolidated Income Statement Information

(Unaudited)

	Six Months Ended September 30, 2002		Year Ended March 31, 2002
			(Millions of yen)
Operating revenue	50,064	Operating revenue	269,122
Property and equipment revenue	29,077	Property and equipment revenue	30,198
Rent revenue	15,101	Rent revenue	15,761
Royalty on trademark	2,821	Royalty on trademark	2,674
Others	2,806	Others	1,564
Interest income	257	Commissions	110,523
		Net gain on trading	88,096
		Net gain on other inventories	6
		Interest and dividend income	20,297
Operating expenses	44,948	Operating expenses	209,786
Compensation and benefits	481	Selling, general and administrative expenses	198,620
Rental and maintenance	16,558	Transaction-related expenses	26,911
Data processing and office supplies	10,791	Compensation and benefits	69,449
Depreciation and amortization	11,479	Rental and maintenance	39,666
Others	3,913	Data processing and office supplies	33,277
Interest expenses	1,724	Depreciation and amortization	21,408
		Others	7,906
		Interest expenses	11,165

Operating income	5,116	Operating income	59,336

Non-operating income	2,659	Non-operating income	12,643
Non-operating expenses	534	Non-operating expenses	3,793

Ordinary income	7,240	Ordinary income	68,186

Special profits	12,210	Special profits	35,282
Special losses	934	Special losses	162,750

Profit before income taxes	18,517	Loss before income taxes	(59,282)

Income taxes—current	(19,579)	Income taxes—current	390

Income taxes—deferred	27,832	Income taxes—deferred	(22,459)

Net profit	10,264	Net loss	(37,212)

Unappropriated retained earnings brought forward	6,855	Unappropriated retained earnings brought forward	23,931

Unappropriated retained earnings	17,119	Unappropriated accumulated deficit	(13,280)

Note:
On October 1, 2001, the corporate separation date, Nomura Holdings, Inc. (the Company) implemented corporate separation and the operation of the securities and other related businesses was succeeded by Nomura Securities Co., Ltd., the Company’s wholly-owned subsidiary and the Company became a holding company.

The results for the year ended March 2002 include the revenue related to the securities businesses when the Company was engaged in securities business activities (from April 1, 2001 to September 30, 2001).

Notes to the Unconsolidated Financial Information

The financial statements for the six months ended September 30, 2002 were prepared under Japanese GAAP in accordance with “Regulations Concerning the Terminology, Forms and Preparation Methods of Semi-Annual Financial Statements” (Ministry of Finance Ordinance No. 38, 1977).

Significant Accounting Policies

1.	Basis and Methods of Valuation for Financial Instruments

(1)    Other securities

a. Securities with market value	Recorded at market value.

The difference between the cost using the moving average method or amortized cost and market value less deferred taxes is recorded as “Net unrealized gain on investments” in “shareholders’ equity” on the balance sheet.

b. Securities with no market value	Recorded at cost using the moving average method or amortized cost.

(2) Stocks of subsidiaries and affiliates	Recorded at cost using the moving average method.

2.	Depreciation and Amortization

(1)	Depreciation of tangible fixed assets

Tangible fixed assets are depreciated primarily on the declining balance method, except for buildings acquired after March 31, 1998 which are depreciated on the straight-line method.

(2)	Amortization of intangible assets

Intangible assets are amortized over their estimated useful lives primarily on the straight-line method.

3.	Provisions

To provide for bad loans, the Company made provisions for doubtful accounts based on an estimate of the uncollectable amount calculated using historical loss ratios or a reasonable estimate based on financial condition of individual borrowers.

4.	Translation of Accounts Denominated in Foreign Currencies

Financial assets and liabilities denominated in foreign currencies are translated into Japanese yen using exchange rates as of the balance sheet date. Gains and losses resulting from translation are reflected in the statement of operations.

5.	Leasing Transactions

Financing leases other than those for which the ownership of the leased property are deemed as transfers to the lessee are accounted for primarily as ordinary rental transactions.

6.	Hedging Activities

Mark-to-market profits and losses on hedging instruments are deferred as assets or liabilities until the profits or losses on the underlying hedged securities are realized.

7.	Accounting for Consumption Taxes

Consumption taxes are accounted for based on the tax exclusion method.

8.	Application of Consolidated Tax Return System

The Company intends to apply for consolidated tax return system and the accounting and financial representation of the six months ended September 30, 2002 was prepared according to “Temporary Treatment of Tax Effect in Applying Consolidated Tax Return System (1)” (The Audit Committee of the Japanese Institute of Certified Public Accountants, October 9, 2002).

Notes to the Unconsolidated Balance Sheet Information

1.	Financial Guarantees

		(Millions of yen)
	September 30, 2002	March 31, 2002
Financial guarantees outstanding	1,579,101	1,419,964

*	In accordance with Report No. 61 of the Audit Committee of the Japanese Institute of Certified Public Accountants, contracts which are financial guarantees in substance are included above.

2.	Accumulated Depreciation on Tangible Fixed Assets

(Millions of yen)
September 30, 2002	March 31, 2002
65,438	63,334

3.	Stocks of Subsidiaries and Affiliates with Market Values

	(Millions of yen)
	Book value	Market Value	Difference
Investments in subsidiaries and affiliates	54,098	87,018	32,919

Notes to the Unconsolidated Income Statement Information

1.	“Property and equipment fee revenue” is revenue from the leasing of furniture and fixtures, and software to subsidiaries, including Nomura Securities Co., Ltd.

2.	“Rent revenue” is revenue from the leasing of properties to subsidiaries, including Nomura Securities Co., Ltd.

3.	“Royalty on trademark” is fee or patent revenue received on our trademark from Nomura Securities Co., Ltd.

4.	Certain expense items, which had been included in selling, general and administrative expenses in the previous year, have been reclassified in the current year’s presentation.

5.	Special profits and losses consist of the following:

		(Millions of yen)
	Six Months Ended September 30, 2002	Year Ended March 31, 2002
Special profits
Gain on sales of investment securities	12,210	19,891
Reversal of reserve for multi-employer pension plan	—	15,390
Reversal of reserve for financial futures transactions	—	0
Special losses
Loss on sales of investment securities	299	2,867
Loss on devaluation of investment securities	634	11,925
Loss on devaluation of investments in affiliates	—	146,875
Expenses related to the adoption of holding company structure	—	809
Reserve for securities transactions	—	272

Financial Summary For the Six Months Ended September 30, 2002

Date:	October 31, 2002
Company name:	Nomura Securities Co., Ltd.
(URL http://www.nomura.co.jp/)
Head office:	1-9-1, Nihonbashi, Chuo-ku, Tokyo 103-8011, Japan
Representative:	Junichi Ujiie
President, Nomura Securities Co., Ltd.
For inquiries:	Koichi Ikegami
General Manager, Investor Relations Department,
Nomura Group Headquarters, Nomura Securities Co., Ltd.
Tel: (Country Code 81) 3-3211-1811

Financial Highlights for the Six Months Ended September 30, 2002

(1)	Operating Results

	(Truncated to the nearest million yen except percentages)
	Operating Revenue	(Comparison)	Net Operating Revenue	(Comparison)	Operating Income	(Comparison)
Six Months Ended
September 30, 2002	236,392	(5.8%)*(3)	219,301	(1.9%)*(3)	59,539	(-1.4%)*(3)
For the Period from May 7, 2001	223,529		215,151		60,404
to March 31, 2002*(2)

	Ordinary Income	(Comparison)	Net Income	(Comparison)
Six Months Ended
September 30, 2002	59,663	(-2.1%)*(3)	34,471	(-10.1%)*(3)
For the Period from May 7, 2001	60,972		38,351
to March 31, 2002*(2)

Notes:
1)	Change in accounting method: None
2)	The results for the year ended March 31, 2002 show in effect six months’ results as Nomura Securities Co., Ltd. started its securities business on October 1, 2001.
3)	Comparison shows increase/decrease from the former period.

(2)	Financial Position

	(Truncated to the nearest million yen except percentages)
	Total Assets	Shareholder’s Equity	Shareholder’s Equity/ Total Liabilities and Shareholder’s Equity (%)	Capital Adequacy Ratio (%)
September 30, 2002	8,794,378	612,301	7.0	240.1
March 31, 2002	8,010,276	573,307	7.2	231.6

On May 7, 2001, Nomura Securities Spin-off Preparation Co., Ltd. was established. On October 1, 2001, The Nomura Securities Co., Ltd. completed its reorganization and adopted a holding company structure. On October 1, 2001, The Nomura Securities Co., Ltd. transferred its securities and securities-related business to Nomura Securities Spin-off Preparation Co., Ltd. On the same day, The Nomura Securities Co., Ltd. and Nomura Securities Spin-off Preparation Co., Ltd. changed their names to Nomura Holdings, Inc. and Nomura Securities Co., Ltd., respectively. Accordingly the results of Nomura Securities Co., Ltd. for the six months ended September 2001 are not presented.

Nomura Securities Co., Ltd.
Unconsolidated Balance Sheet Information

(Unaudited)

	September 30, 2002	March 31, 2002	Increase/(Decrease)
	(Millions of yen)
ASSETS
Current Assets	8,725,766	7,947,203	778,563

Cash and time deposits	20,535	70,656	(50,121)
Deposits with exchanges and other segregated cash	790	1,156	(366)
Trading assets:	5,050,358	4,196,718	853,640
Trading securities	4,194,919	3,544,891	650,027
Derivative contracts	855,439	651,826	203,612
Net receivables arising from pre-settlement date trades	166,525	—	166,525
Margin account assets:	184,585	417,226	(232,640)
Loans to customers in margin transactions	114,901	82,152	32,748
Cash collateral to securities finance companies	69,684	335,073	(265,389)
Loans with securities as collateral:	3,041,214	2,825,204	216,009
Cash collateral for securities borrowed	2,925,536	2,678,392	247,144
Loans in gensaki transactions	115,677	146,812	(31,135)
Receivables from customers and others	1,830	2,147	(316)
Short-term guarantee deposits	14,087	16,357	(2,269)
Short-term loans receivable	188,502	347,457	(158,955)
Deferred tax assets	18,617	19,391	(774)
Other current assets	39,146	51,516	(12,370)
Allowance for doubtful accounts	(426)	(630)	203
Fixed Assets	68,611	63,073	5,538

Tangible fixed assets	203	151	52
Intangible assets	1,578	1,562	15
Investments and other	66,829	61,359	5,470
Investment securities	45	155	(110)
Deferred tax assets	32,121	29,794	2,326
Other investments	43,264	39,885	3,378
Allowance for doubtful accounts	(8,600)	(8,475)	(125)

TOTAL ASSETS	8,794,378	8,010,276	784,101

Nomura Securities Co., Ltd.
Unconsolidated Balance Sheet Information

(Unaudited)

	September 30, 2002	March 31, 2002	Increase/(Decrease)
	(Millions of yen)
LIABILITIES
Current Liabilities	7,627,084	6,839,245	787,839

Trading liabilities:	2,061,162	1,691,817	369,344
Trading securities	1,294,775	1,047,315	247,459
Derivative contracts	766,387	644,502	121,884
Net payables arising from pre-settlement date trades	—	162,459	(162,459)
Margin account liabilities:	15,895	20,295	(4,400)
Borrowings from securities finance companies	3,140	3,105	35
Customer margin sale proceeds	12,755	17,190	(4,435)
Borrowings with securities as collateral:	3,496,863	2,741,798	755,065
Cash collateral for securities loaned	2,265,427	1,764,527	500,900
Borrowings in gensaki transactions	1,231,436	977,270	254,165
Payables to customers and others	128,690	250,313	(121,622)
Guarantee deposits received	93,167	264,674	(171,506)
Short-term borrowings	1,480,050	1,250,436	229,613
Commercial paper	235,000	388,000	(153,000)
Bond due within one year	50,000	—	50,000
Accrued income taxes	10,454	29,172	(18,717)
Other current liabilities	55,800	40,277	15,523
Long-term Liabilities	554,511	597,260	(42,748)

Bonds payable	358,200	408,200	(50,000)
Long-term borrowings	130,000	130,000	—
Reserve for retirement benefits	39,976	37,107	2,868
Other long-term liabilities	26,335	21,952	4,383
Statutory Reserves	480	463	17

Reserve for securities transactions	480	463	17

TOTAL LIABILITIES	8,182,077	7,436,969	745,108

SHAREHOLDER’S EQUITY
Common stock	10,000	10,000	—
Capital reserves	529,479	524,956	4,522
Additional paid-in capital	529,479	524,956	4,522
Earned surplus	72,822	38,351	34,471
Voluntary reserve	18,000	—	18,000
Unappropriated retained earnings	54,822	38,351	16,471

TOTAL SHAREHOLDER’S EQUITY	612,301	573,307	38,993

TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY	8,794,378	8,010,276	784,101

Nomura Securities Co., Ltd.
Unconsolidated Income Statement Information

(Unaudited)

			Comparison
	Six Months Ended September 30, 2002(A)	For the Period from May 7, 2001 to March 31, 2002(B)	Increase/(Decrease)	A/B (%)
	(Millions of yen except percentages)
Operating revenue	236,392	223,529	12,862	105.8

Commissions	112,871	106,962	5,909	105.5
Net gain on trading	92,345	100,002	(7,657)	92.3
Net gain on other inventories	4	11	(7)	35.1
Interest and dividend income	31,170	16,552	14,618	188.3
Interest expenses	17,090	8,377	8,713	204.0

Net operating revenue	219,301	215,151	4,149	101.9

Selling, general and administrative expenses	159,761	154,747	5,014	103.2

Transaction-related expenses	27,069	24,947	2,121	108.5
Compensation and benefits	67,898	62,808	5,089	108.1
Rental and maintenance	22,058	22,778	(720)	96.8
Data processing and office supplies	37,969	38,245	(276)	99.3
Other	4,765	5,966	(1,200)	79.9

Operating income	59,539	60,404	(864)	98.6

Non-operating income	797	1,354	(556)	58.9
Non-operating expenses	673	786	(112)	85.6

Ordinary income	59,663	60,972	(1,308)	97.9

Special profits	54	1,680	(1,626)	3.2
Special losses	17	—	17	—

Income before income taxes	59,700	62,653	(2,952)	95.3

Income taxes—current	26,530	29,974	(3,444)	88.5

Income taxes—deferred	(1,300)	(5,671)	4,371	22.9

Net income	34,471	38,351	(3,879)	89.9

Unappropriated retained earnings brought forward	20,351	—	20,351	—

Unappropriated retained earnings	54,822	38,351	16,471	—

Notes to the Unconsolidated Financial Information

The financial statements for the six months ended September 30, 2002 were prepared in accordance with the “Cabinet Office Ordinance Regarding Securities Companies” (Prime Minister’s Office Ordinance and the Ministry of Finance Ordinance, No. 32, 1998) and the “Uniform Accounting Standards of Securities Companies” (Japan Securities Dealers Association, September, 2001) based on “Regulations Concerning the Terminology, Forms and Preparation Methods of Semi-Annual Financial Statements” (Ministry of Finance Ordinance No. 38, 1977).

Significant Accounting Policies

1.	Basis and Methods of Valuation for Financial Instruments

(1)	For trading purposes

Securities, derivative contracts, and other financial instruments classified as trading assets and liabilities are accounted for at fair value based on the mark-to-market method.

(2)	For non-trading purposes

Securities with no market value are recorded at cost using the moving average method.

2.	Depreciation and Amortization

(1)	Depreciation of tangible fixed assets

Tangible fixed assets are depreciated primarily on the declining balance method, except for buildings acquired after March 31, 1998 which are depreciated on the straight-line method.

(2)	Amortization of intangible assets

Intangible assets are amortized primarily over their estimated useful lives on the straight-line method.

3.	Provisions

(1)	Allowance for doubtful accounts

To provide for loan losses, Nomura Securities Co., Ltd. (Nomura Securities) made provisions for doubtful accounts based on an estimate of the uncollectable amount calculated using historical loss ratios or a reasonable estimate based on financial condition of individual borrowers.

(2)	Accrued bonuses

To provide for employee bonus payments, an estimated accrual is recorded in accordance with the prescribed calculation method.

(3)	Reserve for retirement benefits

To provide for the payment of lump-sum retirement benefits and funding the qualified retirement pension plan in the future, the estimated future obligations less the fair value of current pension assets is recorded as a reserve for employee retirement benefits.

4.	Translation of Accounts Denominated in Foreign Currencies

Financial assets and liabilities denominated in foreign currencies are translated into Japanese yen using exchange rates as of the balance sheet date. Gains and losses resulting from translation are reflected in the statement of income.

5.	Leasing Transactions

Lease contracts for which the title of the leased property has not been transferred are accounted for as operating lease transactions.

6.	Hedging Activities

Mark-to-market profits and losses on hedging instruments are deferred as assets or liabilities until the profits or losses on the underlying hedged securities are realized.

7.	Accounting for Consumption Taxes

Consumption taxes are accounted for based on the tax exclusion method.

8.	Application of Consolidated Tax Return System

Nomura Securities intends to apply for consolidated tax return system and the accounting and financial representation of the six months ended September 30, 2002 was prepared according to “Temporary Treatment of Tax Effect in Applying Consolidated Tax Return System (1)” (The Audit Committee of the Japanese Institute of Certified Public Accountants, October 9, 2002).

Notes to the Unconsolidated Balance Sheet Information

1.	Financial Guarantees

		(Millions of yen)
	September 30, 2002	March 31, 2002
Financial guarantees outstanding	1,051,335	952,404

* In accordance with Report No. 61 of the Audit Committee of the Japanese Institute of Certified Public Accountants, contracts which are financial guarantees in substance are included above.

2.	Accumulated Depreciation on Tangible Fixed Assets

(Millions of yen)
September 30, 2002	March 31, 2002
310	281

3.	Subordinated Borrowings, Bonds, and Notes

		(Millions of yen)
	September 30, 2002	March 31, 2002
Long-term borrowings	130,000	130,000
Bonds payable	60,000	60,000

Notes to the Unconsolidated Income Statement Information

1.	Breakdown of Special Profits

		(Millions of yen)
	Six Months Ended September 30, 2002	For the Period from May 7, 2001 to March 31, 2002
Special profits
Reversal of reserve for securities transactions	—	1,680
Reversal of reserve for financial futures transactions	—	0
Reversal of allowance for doubtful accounts	54	—

2.	Breakdown of Special Losses

		(Millions of yen)
	Six Months Ended September 30, 2002	For the Period from May 7, 2001 to March 31, 2002
Special losses
Reserve for securities transactions	17	—

Nomura Securities, Co., Ltd. Supplementary Information

The results for the six months ended September 30, 2001 in the following supplementary information are the results of Nomura Holdings, Inc. (formerly The Nomura Securities Co., Ltd.) .

Please note that the results for the year ended March 31, 2002 show in effect six months’ results as Nomura Securities Co., Ltd. started its securities business on October 1, 2001.

1.	Commission Revenues

(1)	Breakdown by Category

	Six Months Ended
	September 30, 2002	September 30, 2001	Year Ended March 31, 2002
	(Millions of yen)
Brokerage commissions	40,518	42,860	38,921

(Stocks)	(37,333)	(41,112)	(36,551)
(Bonds)	(1,117)	(898)	(1,044)
Underwriting commissions	11,078	15,658	16,587

(Stocks)	(7,584)	(10,761)	(13,405)
(Bonds)	(3,493)	(4,897)	(3,182)
Distribution commissions	18,478	12,788	14,221

(Investment trust certificates)	(17,868)	(12,379)	(14,138)
Other commissions	42,796	39,216	37,231

(Investment trust certificates)	(20,884)	(28,551)	(25,358)

Total	112,871	110,523	106,962

(2)	Breakdown by Product

	Six Months Ended		Year Ended March 31, 2002
	September 30, 2002	September 30, 2001
	(Millions of yen)
Stocks	47,708	53,594	51,746
Bonds	8,065	8,713	6,872
Investment trust certificates	40,820	41,779	40,822
Others	16,276	6,435	7,521

Total	112,871	110,523	106,962

2.	Net Gain/Loss on Trading

	Six Months Ended		Year Ended March 31, 2002
	September 30, 2002	September 30, 2001
	(Millions of yen)
Stocks	18,753	50,453	46,671
Bonds and forex	73,592	37,642	53,330

Total	92,345	88,096	100,002

3.	Stock Trading (excluding futures transactions)

	Six Months Ended				Year Ended March 31, 2002
	September 30, 2002		September 30, 2001
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
	(Millions of shares or yen except per share data and percentages)
Total	22,024	24,392,319	22,228	23,492,982	23,044	24,211,514

(Brokerage)	13,069	13,660,397	14,880	14,345,946	13,564	13,099,127

(Proprietary Trading)	8,955	10,731,922	7,348	9,147,036	9,480	11,112,387

Brokerage / Total	59.3%	56.0%	66.9%	61.1%	58.9%	54.1%

TSE Share	7.9%	9.3%	8.0%	8.1%	8.2%	8.4%

Brokerage Commission per share (yen)	2.77		2.72		2.64

4.	Underwriting, Subscription, and Distribution

	Six Months Ended		Year Ended March 31, 2002
	September 30, 2002	September 30, 2001
	(Millions of shares or yen)
Underwriting
Stocks (number of shares)	131	51	38
(yen amount)	272,282	222,965	181,024
Bonds (face value)	3,021,491	2,457,447	2,837,665
Investment trust certificates (yen amount)	—	—	—
Commercial paper and others (face value)	333,200	491,300	224,400

Subscription and Distribution*
Stocks (number of shares)	422	66	38
(yen amount)	291,983	249,572	187,697
Bonds (face value)	1,015,741	946,986	810,655
Investment trust certificates (yen amount)	5,830,413	13,091,161	9,654,633
Commercial paper and others (face value)	333,200	491,300	224,400

*	Includes secondary offerings and private placements.

5.	Capital Adequacy Ratio

		September 30, 2002	September 30, 2001	March 31, 2002
		(Millions of yen except percentages)
Tier I	(A)	612,301	1,409,583	573,308

Tier II
Net unrealized gain on investments*		—	47,127	—
Statutory reserves		481	2,144	464
Allowance for doubtful accounts		427	295	631
Subordinated debt		190,000	248,700	187,100

Total	(B)	190,908	298,266	188,194

Illiquid Asset	(C)	96,764	864,730	73,395

Net Capital(A) + (B) – (C) =	(D)	706,445	843,119	688,107

Risk
Market risk		94,759	119,339	113,743
Counterparty risk		115,890	87,384	102,675
Basic risk		83,554	77,116	80,660

Total	(E)	294,204	283,838	297,078

Capital Adequacy Ratio	(D)/(E)	240.1%	297.0%	231.6%

*	Net unrealized gain on investments is included in Tier II and excluded from Tier I.

Nomura Securities Co., Ltd. Unconsolidated Income Statement Information

	For the Period from May 7, 2001 to September 30, 2001	For the Quarter from October 1, 2001 to December 31, 2001	For the Quarter from January 1, 2002 to March 31, 2002	For the Quarter from April 1, 2002 to June 30, 2002	For the Quarter from July 1, 2002 to September 30, 2002
	(Millions of yen)
Operating revenue	—	97,867	125,661	123,248	113,143

Commissions	—	52,244	54,717	59,102	53,768
Net gain on trading	—	38,478	61,523	50,916	41,429
Net gain on other inventories	—	3	8	1	2
Interest and dividend income	—	7,141	9,411	13,227	17,943
Interest expenses	—	3,161	5,216	7,767	9,323

Net operating revenue	—	94,706	120,445	115,480	103,820

Selling, general and administrative expenses	—	75,474	79,272	78,036	81,724

Transaction—related expenses	—	11,615	13,332	11,631	15,438
Compensation and benefits	—	30,933	31,875	34,513	33,384
Rental and maintenance	—	11,216	11,561	11,050	11,007
Data processing and office supplies	—	18,239	20,005	18,050	19,918
Other	—	3,469	2,497	2,790	1,975

Operating income	—	19,231	41,172	37,444	22,095

Non-operating income	0	643	710	352	445
Non-operating expenses	85	258	442	351	321

Ordinary income (loss)	(85)	19,616	41,441	37,444	22,219

Special profits	—	2,320	(639)	—	54
Special losses	—	—	—	143	(126)

Income (loss) before income taxes	(85)	21,937	40,801	37,300	22,399

Income taxes—current	0	9,825	20,148	10,498	16,032

Income taxes—deferred	(35)	(1,536)	(4,099)	3,723	(5,023)

Net income (loss)	(49)	13,647	24,753	23,079	11,391

NOMURA ASSET MANAGEMENT CO., LTD.
UNCONSOLIDATED INCOME STATEMENT INFORMATION

	Millions of yen
	For the six months ended September 30, 2002	For the year Ended March 31, 2002
Operating revenue	33,816	85,321
Operating expenses	21,836	57,215
General and administrative expenses	7,789	16,368

Operating income	4,190	11,738
Non-operating income	2,139	1,195
Non-operating expenses	290	106

Ordinary income	6,038	12,827
Special profits	—	1,430
Special losses	1,114	2,483

Income before income taxes	4,924	11,774
Income taxes—current	4,016	2,039
Income taxes—deferred	(1,860)	2,856

Net income	2,768	6,879
Unappropriated retained earnings brought forward	621	741

Unappropriated retained earnings	3,389	7,621

NOMURA ASSET MANAGEMENT CO., LTD.
UNCONSOLIDATED BALANCE SHEET INFORMATION

	Millions of yen
	September 30, 2002	March 31, 2002
Assets
Current assets	61,001	90,881
Fixed assets	273,000	276,507

Total assets	334,002	367,389

Liabilities
Current liabilities	157,422	183,805
Long-term liabilities	7,725	11,644

Total liabilities	165,148	195,450

Total shareholder’s equity	168,854	171,938

Total liabilities and shareholder’s equity	334,002	367,389

NOMURA ASSET MANAGEMENT CO., LTD.
SUPPLEMENTARY INFORMATION

1.	Net Assets of Investment Trusts

	Billions of yen
	September 30, 2002	March 31, 2002
Stock Investment Trusts—Public
Unit Type	172	219
Open Type	3,082	2,979

	3,255	3,198
Bond Investment Trusts—Public
Bond Investment Trusts	5,004	6,299
Money Management Fund	1,479	1,785
Others	1,801	2,302

	8,285	10,387
Private Investment Trusts
Stock Investment Trusts	212	170
Bond Investment Trusts	—	10

	212	180

Total	11,753	13,767

2.	Assets under Investment Management and Advisory Contracts

	Billions of yen
	September 30, 2002	March 31, 2002
Domestic—General	314	391
Domestic—Pension	2,784	3,180
Overseas	773	874

Total	3,872	4,446